UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                December 12, 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

FINAL PHASE 3 STUDY CONFIRMS VERY FAVOURABLE EFFECT OF LIRAGLUTIDE ON BLOOD GLUCOSE CONTROL AND BODY WEIGHT

Novo Nordisk today announced clinical results from a one-year monotherapy study, the last of five phase 3 studies needed for regulatory filing, investigating liraglutide - the once-daily human GLP-1 analogue for treatment of type 2 diabetes.

The study, which is part of Novo Nordisk's LEAD(R) programme (Liraglutide Effect and Action in Diabetes), included 746 patients with type 2 diabetes. Patients in the study were randomised to treatment with one of two doses of liraglutide or 8 mg (maximal dose) of glimepiride, a widely used oral antidiabetic medication. Approximately two thirds of the patients had previously been treated with one oral antidiabetic medication, while one third had only been treated with diet and exercise. This means that in this study liraglutide or glimepiride was given to some patients instead of the oral antidiabetic medication they had been taking previously, while others received liraglutide as their first diabetes medication. The average HbA1c level at the beginning of the study was around 8.2% and the average body weight was 90 to 95 kg.

At both doses tested, liraglutide provided statistically significantly better glucose control than glimepiride. On average, the patients treated with liraglutide experienced a lowering of HbA1c of more than 1 percentage point, while those patients who had previously only been treated with diet and exercise saw HbA1c drop by more than 1.5 percentage points. The American Diabetes Association treatment goal of HbA1c < 7% was reached by more than 50% of the patients receiving the highest dose of liraglutide, while more than 60% of the patients previously treated with diet and exercise reached the target.

As has been seen in previous studies where liraglutide has been given as monotherapy, patients receiving liraglutide in this study experienced a very low level of hypoglycaemia, contrasting with the glimepiride-treated group where hypoglycaemia occurred in a larger number of patients. Furthermore, a significant improvement in systolic blood pressure and a reduction of body weight of between 3 and 4 kg were seen in patients treated with liraglutide when compared to patients treated with glimepiride.

Liraglutide in monotherapy was well tolerated. The most frequently reported adverse event during liraglutide treatment was transient, mild to moderate nausea at a cumulated absolute level of below 30% over the full year of treatment. After the first three months, the percentage of patients experiencing nausea was in the low single digit range.

Mads Krogsgaard Thomsen, executive vice president and chief science officer of Novo Nordisk, said: "We are very pleased with the clinical results in this phase 3 study. They show that the benefits of liraglutide are sustainable after one year's treatment. All together, the phase 3 studies have compared liraglutide with three widely used classes of anti-diabetic drugs - sulfonylurea, glitazone and basal insulin - and have confirmed a statistically significant benefit of liraglutide on the primary endpoint, HbA1c, as well as on body weight."

Novo Nordisk now expects to file for regulatory approval of liraglutide during the second quarter of 2008.

Detailed results from the full LEAD(R) programme are expected to be published in peer-reviewed journals and communicated at future scientific meetings.

The results of the phase 3 trial do not impact Novo Nordisk's expectations for the company's financial results for 2007, which were provided on 31 October in connection with the release of the financial results for the first nine months of 2007.


CONFERENCE CALL

At 5.00 pm CET today, corresponding to 11.00 am EDT, a conference call for investors will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'.


ABOUT LIRAGLUTIDE, LEAD(R) AND HBA1C

Liraglutide is a once-daily human analogue of the naturally occurring hormone Glucagon-Like Peptide-1 (GLP-1). The compound is being developed by Novo Nordisk for the treatment of type 2 diabetes, and is currently in phase 3 development. Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. In contrast to most other antidiabetic treatments, liraglutide also leads to weight loss instead of weight increase.

The LEAD(R) programme (Liraglutide Effect and Action in Diabetes) includes around 4,000 patients with type 2 diabetes whose blood glucose is inadequately controlled. The programme is comprised of five randomised, controlled, double-blind studies conducted in more than 40 countries:

o The study reported on in this Stock Exchange Announcement is the LEAD 3 study.

o Results from the LEAD(R) 5 study were reported on 21 June 2007. This study compared the effect of liraglutide with insulin glargine when used as add-on therapy in patients inadequately controlled by two of the most widely used oral antidiabetic drugs: metformin and a sulfonylurea (glimepiride).

o Results from the LEAD(R) 1 and LEAD(R) 2 studies were announced on 20 August 2007. The two studies investigated the effect of different doses of liraglutide in combination with a single oral antidiabetic drug, glimepiride and metformin respectively.

o Results from the LEAD(R) 4 study were announced on 14 September 2007. The study investigated the effect of different doses of liraglutide in combination with metformin and rosiglitazone.

HbA1c is an abbreviation for glycated haemoglobin HbA1c. The level of HbA1c reflects the average blood glucose level over the past two to three months and a decrease is therefore a measure of treatment effect. The higher the blood glucose the more glucose binds to haemoglobin (glycation).

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 25,800 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


FURTHER INFORMATION:

Media:                             Investors:
Outside North America:             Outside North America:
Mike Rulis                         Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573      Tel (direct): (+45) 4443 7919
mike@novonordisk.com               mlau@novonordisk.com

                                   Hans Rommer
                                   Tel (direct): (+45) 4442 4765
                                   hrmm@novonordisk.com

In North America:                  In North America:
Sean Clements                      Christian Qvist Frandsen
Tel (direct): (+1) 609 514 8316    Tel (direct): (+1) 609 919 7937
secl@novonordisk.com               cqfr@novonordisk.com

Stock Exchange Announcement no 35 / 2007





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 12, 2007                        NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer